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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                                 SEC File Number
                                                                 0-22474
                                                                 Cuisip Number
                                                                 02476B 10 6
(Check One):

[X]Form 10-K     [ ]Form 20-F     [ ]Form 11-K    [ ] Form 10-Q    [ ]Form N-SAR

         For Period Ended: year ended June 30, 2000

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-F
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:

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     Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.
     Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein.

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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: not applicable

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Part I--Registrant Information
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     Full Name of Registrant:                   AMERICAN BUSINESS FINANCIAL
                                                  SERVICES, INC.
     Former Name if Applicable:                 Not applicable
     Address of Principal Executive Office:     111 Presidential Boulevard
                                                Bala Cynwyd, PA  19004

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Part II--Rules 12b-25 (b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III--Narrative
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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

     The Company anticipates recording a write-down on its interest-only strips as a result of a contemplated change in the discount rate used to value these assets. The adjustment to the carrying value of the interest-only strips will be recorded as an expense and the Company will have a loss for the fourth quarter of fiscal 2000. As a result of the foregoing, the Company is unable to file its Annual Report on Form 10-K on a timely basis without unreasonable effort or expense.

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Part IV--Other Information
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     (1) Name and telephone number of person to contact in regard to this notification

Albert W. Mandia, Chief Financial Officer       (610)            668-2440
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           (Name)                            (Area Code)     (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company anticipates reporting a loss for the fourth quarter of fiscal 2000, the exact amount of which cannot be determined at this time. The Company anticipates recording a write-down of its interest-only strips as a result of a contemplated change in the discount rate used to value these assets. The adjustment to the carrying value of the interest-only strips will be recorded as an expense.

                                    AMERICAN FINANCIAL SERVICES, INC.
                                   (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 27, 2000                   By /s/ Albert W. Mandia
                                               ---------------------------------
                                               Name: Albert W. Mandia
                                               Title: Chief Financial Officer